Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial/Science/Medical Editors:
    Vasogen Reports on Outcome of FDA Meeting

    MISSISSAUGA, ON, June 27 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a
biotechnology company focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, is pleased to announce the outcome of its meeting with the Food and Drug Administration (FDA) regarding the next steps in the development of its Celacade(TM) technology for the treatment of chronic heart failure in the United States. During the meeting, the Company discussed with the FDA the results of its ACCLAIM study, with a particular focus on the
689-patient subgroup with NYHA Class II heart failure. As a result of the meeting, the FDA has strongly recommended that Vasogen conduct a confirmatory study to support a Pre-market Approval (PMA) filing and also recommended that the Company consider utilizing a Bayesian statistical approach to designing a confirmatory trial. The Bayesian approach involves a specific trial methodology that allows utilization of prior trial results with a confirmatory study to obtain additional information regarding efficacy and safety and has the potential to substantially reduce the number of patients required for a confirmatory study, as well as the cost and duration.
    "We are very pleased with the FDA's position regarding the ACCLAIM results of Celacade in NYHA Class II heart failure patients and also that the agency is encouraging us to work with them to develop a protocol for a confirmatory study to support a PMA in the United States," commented Chris
Waddick, President and CEO of Vasogen. "Having received input from the FDA, we are in a position to fully evaluate our options with respect to a confirmatory trial that could potentially be smaller than the 689-patient NYHA Class II subgroup of patients in ACCLAIM. We are continuing our ongoing dialogue with the FDA, as well as consulting our statistical experts and other advisors to review trial design options, and I look forward to providing an update on this process on our upcoming second quarter conference call."
    The previously reported 2,408-patient, double-blind, placebo-controlled phase III ACCLAIM trial of Celacade in patients with chronic heart failure was completed in 2006. This important study involved 175 clinical centers in seven countries and was designed to assess the ability of Vasogen's Celacade technology to reduce the risk of death or first cardiovascular hospitalization. The primary endpoint for the intent-to-treat study population was not statistically significant (p(equal sign)0.22); however, the risk reduction directionally favored the Celacade group (hazard ratio(equal sign)0.92). The key finding from ACCLAIM was in a subgroup of 689 patients who had NYHA Class II heart failure at baseline. In this large subgroup of patients, Celacade was shown to reduce the risk of death or first cardiovascular hospitalization (the primary endpoint for the trial) by 39% (n(equal sign)689 patients, 216 events, p(equal sign)0.0003).
Celacade was also shown to significantly reduce the risk of death or first cardiovascular hospitalization by 26% in a subgroup of patients in NYHA
Classes II - IV with no prior history of heart attack (n(equal sign)919 patients, 243 events, p(equal sign)0.02). The ACCLAIM trial also demonstrated that Celacade resulted in a significant improvement in quality of life (as measured by the Minnesota
Living with Heart Failure Questionnaire) for the entire study population
(n(equal sign)2,408 patients, p(equal sign)0.04). Consistent with earlier studies, Celacade was shown to be well tolerated in the ACCLAIM patient population; there were no significant between-group differences for any serious adverse events.
    According to the Heart Failure Society of America, heart failure is the only major cardiovascular disease with prevalence and incidence on the rise.
Heart failure, which is now often referred to as an epidemic, is estimated to affect 12 million individuals in North America and Europe, with an estimated
4.4 million having NYHA Class II stage disease. The financial burden of heart failure on the healthcare system in the United States alone is estimated to exceed $30 billion per year.

    About Vasogen:

    Vasogen is a biotechnology company engaged in the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders. The Company's lead product, the Celacade(TM)
technology, is designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation. Celacade(TM) is in late-stage development for the treatment of chronic heart failure and has received European regulatory approval under the CE Mark for this indication.
Vasogen is also developing a new class of drugs for the treatment of certain neuro-inflammatory disorders and is preparing to advance VP025, the lead drug candidate from this new class, into phase II development.

    Certain statements contained in this press release or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or
"forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM), plans to fund our current activities, statements concerning our partnering activities and health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as
"may", "will", "should", "expects", "plans", "anticipates", "believes",
"estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size and accessibility of the market for
Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of
Celacade, and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, delays or setbacks in the regulatory approval process, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on partners, subcontractors, and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our
Annual Information Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.

    %SEDAR: 00001047E          %CIK: 0001042018

    /For further information: Glenn Neumann, Investor Relations, 2505
Meadowvale Blvd., Mississauga, ON, Canada, L5N 5S2, tel: (905) 817-2004, fax:
(905) 569-9231, www.vasogen.com, investor(at)vasogen.com/
    (VSGN VAS.)

CO:  Vasogen Inc.

CNW 06:00e 27-JUN-07